UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

(Amendment No.     )

Tuniu Corporation

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 1

American Depositary Shares (ADS), each representing

Three Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

89977P1062

(CUSIP Number)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	The Reporting Persons hold Class B Ordinary Shares, par value US$0.0001 per share (“Class B ordinary shares”), which may be converted on a 1 for 1 basis into Class A Ordinary Shares, par value US$0.0001 per share (“Class A ordinary shares”), which are convertible on a 3 for 1 basis into American Depositary Shares (“ADS”).
[2]	As reported by Bloomberg.

CUSIP No. 89977P106	Page 2 of 10 Pages

1.	Names of Reporting Persons Temasek Holdings (Private) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -
	6.	Shared Voting Power 20,833,333[3]
	7.	Sole Dispositive Power -
	8.	Shared Dispositive Power 20,833,333[3]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,833,333[3]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 20.2%[4]
12.	Type of Reporting Person (See instructions) HC

[3]	Assuming conversion of all of the 20,833,333 Class B ordinary shares beneficially owned by the reporting persons into 20,833,333 Class A ordinary shares.
[4]	Based on the sum of 82,487,876 Class A ordinary shares reported as outstanding by Tuniu Corporation as of December 31, 2014 in its Form 20-F for the year ended December 31, 2014 filed with the Securities and Exchange Commission (“SEC”) on April 17, 2015 and the 20,833,333 Class A ordinary shares issuable upon conversion of the 20,833,333 Class B ordinary shares owned by the reporting persons. See Item 4.

CUSIP No. 89977P106	Page 3 of 10 Pages

1.	Names of Reporting Persons Tembusu Capital Pte. Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -
	6.	Shared Voting Power 20,833,333[5]
	7.	Sole Dispositive Power -
	8.	Shared Dispositive Power 20,833,333[5]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,833,333[5]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 20.2%[6]
12.	Type of Reporting Person (See instructions) HC

[5]	See footnote 3 above.
[6]	See footnote 4 above.

CUSIP No. 89977P106	Page 4 of 10 Pages

1.	Names of Reporting Persons Esta Investments Pte. Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -
	6.	Shared Voting Power 20,833,333[7]
	7.	Sole Dispositive Power -
	8.	Shared Dispositive Power 20,833,333[7]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,833,333[7]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 20.2%[8]
12.	Type of Reporting Person (See instructions) CO

[7]	See footnote 3 above.
[8]	See footnote 4 above.

CUSIP No. 89977P106	Page 5 of 10 Pages

Item 1.

(a)	Name of Issuer:

Tuniu Corporation (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

Tuniu Building No. 699-32

Xuanwudadao, Xuanwu District

Nanjing, Jiangsu Province 210042

The People’s Republic of China

Item 2.

(a)	Name of Person Filing:

Temasek Holdings (Private) Limited (“Temasek”)

Tembusu Capital Pte. Ltd. (“Tembusu”)

Esta Investments Pte. Ltd. (“Esta,” and together with Temasek and Tembusu, the “Reporting Persons”)

(b)	Address of the Principal Business Office or, if None, Residence:

Each of the Reporting Persons -

60B Orchard Road,

#06-18 Tower 2, The Atrium@Orchard,

Singapore 238891

(c)	Citizenship:

Each of the Reporting Persons – Republic of Singapore

(d)	Title of Class of Securities:

Class A Ordinary Shares, par value $0.0001.

American Depositary Shares, each representing three Class A Ordinary Shares, par value $0.0001 per share

(e)	CUSIP Number:

Class A ordinary shares: Not applicable.

ADS: 89977P106.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 89977P106	Page 6 of 10 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of December 31, 2014, Esta beneficially owned 20,833,333 Class B ordinary shares which are convertible on a 1 for 1 basis into an identical number of Class A ordinary shares. The Class A ordinary shares are convertible on a 3 for 1 basis into 6,944,444 ADSs. In light of the conversion features, Esta is deemed to beneficially own 20,833,333 Class A ordinary shares and 6,944,444 ADSs. Esta is wholly-owned by Tembusu, which in turn is wholly-owned by Temasek. Accordingly, each of Tembusu and Temasek may be deemed to beneficially own the shares of the Issuer beneficially owned by Esta.

(b)	Percent of class:

As of December 31, 2014, the Class A ordinary shares deemed to be beneficially owned by each of the reporting persons represent approximately 20.2% of the Class A shares outstanding. This assumes the conversion of all of the Class B ordinary shares beneficially owned by Esta and is also based on 82,487,876 Class A ordinary shares outstanding as reported by Tuniu Corporation as of December 31, 2014 in its Form 20-F for the year ended December 31, 2014 filed with the SEC on April 17, 2015. The 20,833,333 Class A ordinary shares are convertible into 6,944,444 ADSs.

(c)	Number of shares as to which the person has:

With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, the Shares, please see Item 4(a) above regarding qualifications as to beneficial ownership.

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

As of December 31, 2014, Esta is deemed to share the power to vote or direct the vote of 20,833,333 Class A ordinary shares deemed to be beneficially owned by it. Based on the ownership structure described in item 4(a), each of Tembusu and Temasek may be deemed to share the power to vote or direct the vote of shares of the Issuer deemed to be beneficially owned by Esta.

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

As of December 31, 2014, Esta is deemed to share the power to dispose or direct the disposition of 20,833,333 Class A ordinary shares deemed to be beneficially owned by it. Based on the ownership structure described in item 4(a) above, each of Tembusu and Temasek may be deemed to share the power to dispose or direct the disposition of the shares of the Issuer deemed to be beneficially owned by Esta.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

CUSIP No. 89977P106	Page 7 of 10 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP No. 89977P106	Page 8 of 10 Pages

EXHIBIT INDEX

Exhibit No.	Description

A	Joint Filing Agreement, dated December 22, 2015, by and among the Reporting Persons.

CUSIP No. 89977P106	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2015

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Choo Soo Shen Christina
Name: Choo Soo Shen Christina
Title: Authorized Signatory

TEMBUSU CAPITAL PTE. LTD.

By:	/s/ Goh Bee Kheng
Name: Goh Bee Kheng
Title: Director

ESTA INVESTMENTS PTE. LTD.

By:	/s/ Lim Kim Hwee
Name: Lim Kim Hwee
Title: Director

CUSIP No. 89977P106	Page 10 of 10 Pages

EXHIBIT A

JOINT FILING AGREEMENT

We, the signatories of this Statement on Schedule 13G to which this Agreement is attached, hereby agree that such Statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated: December 22, 2015	TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Choo Soo Shen Christina
Name: Choo Soo Shen Christina
Title: Authorized Signatory

TEMBUSU CAPITAL PTE. LTD.

	By:	/s/ Goh Bee Kheng
Name: Goh Bee Kheng
Title: Director

ESTA INVESTMENTS PTE. LTD.

	By:	/s/ Lim Kim Hwee
Name: Lim Kim Hwee
Title: Director